Exhibit (a)(5)(C)

For Release:	Aug. 9, 2023

Refer to:	Jordan Bishop; jordan.bishop@lilly.com; 317-473-5712 (Media)
Joe Fletcher; jfletcher@lilly.com; 317-296-2884 (Investors)

Lilly Completes Acquisition of DICE Therapeutics

INDIANAPOLIS, Aug. 9, 2023 — Eli Lilly and Company (NYSE: LLY) today announced the successful completion of its acquisition of DICE Therapeutics, Inc. (NASDAQ: DICE). The acquisition expands Lilly’s immunology portfolio to include DICE’s novel oral therapeutic candidates, including oral IL-17 inhibitors currently in clinical development, to treat chronic diseases in immunology.

“Since our founding nearly 150 years ago, we’ve strived to make life better for people around the world – but we know that to achieve this goal, we have to bring the brightest minds to Lilly,” said Ajay Nirula, Ph.D., senior vice president of immunology at Lilly. “With the passion and expertise of our new colleagues from DICE, we look forward to continuing our pursuit of discovering and delivering life-changing medicines for patients living around the world with chronic immunologic diseases.”

The Offer and the Merger

Lilly’s tender offer to acquire all of the issued and outstanding shares (“Shares”) of common stock of DICE, at a purchase price of $48 per Share in cash, without interest and less any applicable tax withholding, expired as scheduled at one minute past 11:59 p.m., Eastern time, on Aug. 8, 2023 and was not further extended. Computershare Trust Company, N.A., the depositary and paying agent for the tender offer, has advised Lilly that as of the expiration of the tender offer, 42,265,390 Shares were validly tendered and not properly withdrawn, representing approximately 88.4% of the issued and outstanding Shares. Such Shares have been accepted for payment and will be promptly paid for in accordance with the terms of the tender offer. Following completion of the tender offer, Lilly completed the acquisition of DICE through the previously planned second-step merger. DICE’s common stock will be delisted from the NASDAQ Global Market.

For Lilly, Kirkland & Ellis LLP is acting as legal counsel. For DICE, Centerview Partners LLC is acting as exclusive financial advisor and Fenwick & West LLP as legal counsel.

About Lilly

Lilly unites caring with discovery to create medicines that make life better for people around the world. We’ve been pioneering life-changing discoveries for nearly 150 years, and today our medicines help more than 51 million people across the globe. Harnessing the power of biotechnology, chemistry and genetic medicine, our scientists are urgently advancing new discoveries to solve some of the world’s most significant health challenges, redefining diabetes care, treating obesity and curtailing its most devastating long-term effects, advancing the fight against Alzheimer’s disease, providing solutions to some of the most debilitating immune system disorders, and transforming the most difficult-to-treat cancers into manageable diseases. With each step toward a healthier world, we’re motivated by one thing: making life better for millions more people. That includes delivering innovative clinical trials that reflect the diversity of our world and working to ensure our medicines are accessible and affordable. To learn more, visit Lilly.com and Lilly.com/newsroom or follow us on Facebook, Instagram, Twitter and LinkedIn. C-LLY

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements regarding Lilly’s acquisition of DICE and the anticipated benefits and financial impact of the acquisition. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements reflect current beliefs and expectations; however, these statements involve inherent risks and uncertainties, including with respect to drug research, development and commercialization, Lilly’s evaluation of the accounting treatment of the acquisition and its potential impact on its financial results and financial guidance, risks that the acquisition disrupts current plans and operations or adversely affects employee retention, and any legal proceedings that may be instituted related to the acquisition. Actual results could differ materially due to various factors, risks and uncertainties. Among other things, there can be no guarantee that Lilly will realize the expected benefits of the acquisition, that product candidates will be approved on anticipated timelines or at all, that any products, if approved, will be commercially successful, that Lilly’s financial results will be consistent with its expected 2023 guidance or that Lilly can reliably predict the impact of the acquisition on its financial results or financial guidance. For further discussion of these and other risks and uncertainties, see Lilly’s most recent Form 10-K and Form 10-Q filings with the United States Securities and Exchange Commission. Except as required by law, Lilly undertakes no duty to update forward-looking statements to reflect events after the date of this press release.

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